UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

COMMISSION FILE NUMBER: 0-30368

NOTIFICATION OF LATE FILING

FORM10-KSB FOR THE PERIOD ENDING May 31, 2011

PART I – REGISTRATION INFORMATION

American International Ventures, Inc.
Full Name of Registrant

4058 Histread Way, Evergreen, Colorado 80439
Address of Principal Executive Offices

PART II - Rule 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[    ]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject annual report will be filed on or before the 15th calendar day the prescribed due date; and

[   ]

(c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -NARRATIVE

Due to events foreseen by the Company, it is unable to complete its Form 10-K period Ended May 31, 2011 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Steven Davis 303-670-7378
(Name) (Area Code and Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

American International Ventures, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 30, 2011

By:  /s/ Myron Goldstein

Name:  Myron Goldstein

Title:  Chairman

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